UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot P.O.B 2100
Rehovot 7612002 Israel
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

On June 26, 2019, Evogene Ltd., or the Company, held its 2019 Annual General Meeting of Shareholders, or the Meeting, at its principal executive offices in Rehovot, Israel.  At the Meeting, at which a quorum was present, each proposal on the agenda, consisting of the following proposals, was duly approved by the requisite majority under the Israeli Companies Law, 5759-1999:

1.
The re-election of each of (a) Mr. Martin S. Gerstel, (b) Ms. Sarit Firon (c) Mr. Ziv Kop, (d) Dr. Adrian Percy, (e) Mr. Leon Y. Recanati, and (f) Dr. Oded Shoseyov (who together constitute the members of our current Board of Directors, or the Board, who had been nominated for an additional term) to serve as a director of our Company for a one-year term, until the next annual general meeting of shareholders of the Company and until their respective successors are elected and duly qualified.

2.
Approval of initial and subsequent annual option grants to each of Dr. Adrian Percy and Dr. Oded Shoseyov, who were initially appointed to the Board following our 2018 annual general meeting of shareholders.

3.
Approval of the objectives related to, target amount of, and potential payment in 2020 of, a cash bonus for the Company’s President & Chief Executive Officer, Mr. Ofer Haviv, subject to his achievement during 2019 of those objectives, in accordance with the Company’s 2019 annual bonus plan as determined by our Board (based on the recommendation of the compensation and nominating committee thereof).

4.
The ratification and approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2019 and until the Company’s next annual general meeting of shareholders, and the authorization of the Board and/or the audit committee thereof to fix such accounting firm’s annual compensation.

A more detailed description of the proposals can be found in the Company’s proxy statement with respect to the Meeting, which was attached as Exhibit 99.2 to the Company’s Report of Foreign Private Issuer, furnished to the Securities and Exchange Commission on May 14, 2019, which description is incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2019	EVOGENE LTD. (Registrant) By: /s/ Dorit Kreiner Dorit Kreiner Chief Financial Officer